UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒     Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 7, 2022, MeaTech 3D Ltd. (the “Company”) furnished a Current Report on Form 6-K (the “Original 6-K”) whereby it reported that it will hold a special general meeting of its shareholders on March 15, 2022. Following the approval of the Company’s compensation committee and board of directors on February 14, 2022, the Company hereby amends the Original 6-K such that the following term of compensation for its Chief Executive Officer, Arik Kaufman, as such appears under Item No. 2 in Exhibit 99.1 thereto, shall be amended as follows: “an annual performance bonus in the aggregate amount of NIS ~~188~~282,000 ($~~59~~88,000), subject to his meeting certain performance milestones as determined by our Board of Directors on an annual basis”. Except for the foregoing addition, the contents set forth in the Original 6-K and each of its corresponding exhibits shall remain unchanged and in full force and effect.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: February 14, 2022